United States securities and exchange commission logo





                                November 16, 2021

       David Rench
       Chief Financial Officer
       Applied Blockchain, Inc.
       3811 Turtle Creek Blvd., Suite 2100
       Dallas, TX 75219

                                                        Re: Applied Blockchain,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 2,
2021
                                                            File No. 333-258818

       Dear Mr. Rench:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors, page 7

   1. We note your added disclosure in response to prior comment 11. Please include an additional risk factor
highlighting this related party transaction (and any others), highlighting the
potential for conflicts of interests and self dealing that could result from such transactions.
       Any disruption of service experienced by certain of our third-party service providers..., page 9

   2. We note your response to prior comment 4; however, your added disclosure does not address the potential
for conflicts of interest between your service providers and the company if your service
providers are also competitors of the company. Please revise.
 David Rench
Applied Blockchain, Inc.
November 16, 2021
Page 2
Cryptoassets' assets status as a "security," a "commodity" or as a financial instrument..., page 12

3. Please delete the first sentence of this risk factor because without additional clarifying language it is potentially misleading.
Management, page 52

4. We note your response to prior comment 12. For each director and executive officer, please state the period of service for each position such person holds at the company (for example, please provide the date on which such person joined the company). Please refer to Item 401(a) of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 69

5. We note your response to prior comment 13. Please further revise the table to identify the two individuals who have voting power and dispositive power over the shares held by the entities in the body of the table. You may include the identification of the entities that hold the shares and the statements disclaiming beneficial ownership by each individual in the accompanying footnotes.
3. Basis of Presentation and Significant Accounting Policies
Cryptoassets, page F-22

6. With a view to expanded disclosure, tell us your considerations as to whether or not you will use industry specific impairment testing triggers, such as an acquisition or sale of a crypto-asset for a price that is materially below the carrying value of similar crypto-assets held. Similarly, tell us how you determine the principal or most advantageous market from which you obtain the quoted price for your crypto-assets.
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,
FirstName LastNameDavid Rench
                                                               Division of
Corporation Finance
Comapany NameApplied Blockchain, Inc.
                                                               Office of
Technology
November 16, 2021 Page 2
cc:       Carol Sherman
FirstName LastName